Filed Pursuant to Rule 424(b)(3)

Registration No. 333-299685

PROSPECTUS SUPPLEMENT NO. 1
(to the Prospectus included in the Registration Statement on Form F-1 declared effective on October 30, 2026)

Up to 50,476,408 Ordinary Shares

ABITS GROUP INC

This prospectus supplement updates and supplements the prospectus included in the Registration Statement on Form F-1 (No. 333-299685) declared effective on October 30, 2026 (the “Prospectus”). This prospectus supplement is being filed to update and supplement the information in the Prospectus with information contained in our report on Form 6-K filed with the Securities and Exchange Commission on November 2, 2026 (the “Current Report”), which is set out under “Recent Developments” below and attached as Annex A, to confirm the date and status of the Prospectus, and to complete the section “Expenses Related to the Offering” under “Updates to the Prospectus” below. Capitalized terms used and not defined in this prospectus supplement have the meanings given to them in the Prospectus.

This prospectus supplement and the Prospectus relate to the offer and resale, from time to time, by Shakawe Capital LLC, a Wyoming limited liability company (the “Selling Shareholder”, “ELOC Investor” or “Shakawe”), of up to 50,476,408 of our ordinary shares, no par value (the “Ordinary Shares”), consisting of (i) up to 18,148,821 Ordinary Shares (the “Put Shares”) that we may, in our discretion, elect to issue and sell to Shakawe from time to time after the date of the Prospectus pursuant to the Equity Purchase Agreement, dated as of September 14, 2026, between the Company and Shakawe (the “Equity Purchase Agreement” or “ELOC”), under which we may sell to Shakawe up to US$250,000,000 of Ordinary Shares, and (ii) up to 32,327,587 Ordinary Shares issued or issuable to Shakawe as a commitment fee (the “Commitment Shares”), including 26,970,444 additional Ordinary Shares (the “True-Up Commitment Shares”) that may become issuable pursuant to the true-up provisions of the Equity Purchase Agreement and Ordinary Shares issuable upon exercise of pre-funded warrants issued or issuable in lieu of Commitment Shares (the “Pre-Funded Warrants”).

The 18,148,821 Put Shares covered by the Prospectus represent only a portion of the Ordinary Shares issuable under the Equity Purchase Agreement, sufficient, at an assumed purchase price of US$1.102 per share (95% of the Nasdaq Official Closing Price of US$1.16 on September 28, 2026), to permit us to receive aggregate gross proceeds of approximately US$20.0 million. If we elect to sell to Shakawe more Ordinary Shares than are covered by the Prospectus, we must first file one or more additional registration statements covering the resale of such additional Ordinary Shares, which the SEC must declare effective, before we may sell such shares to Shakawe, and any such additional issuances could cause additional dilution to our shareholders.

The number of Commitment Shares covered by the Prospectus assumes a True-Up Commitment Share Reference Price of US$0.232 per share (80% below such Nasdaq Official Closing Price). These assumed prices are used solely to determine the number of Ordinary Shares covered by the Prospectus; they do not establish a floor or a ceiling on the actual prices at which Ordinary Shares will be issued under the Equity Purchase Agreement, and the actual purchase price for each put and the actual True-Up Commitment Share Reference Price will be determined at the time of the applicable issuance in accordance with the Equity Purchase Agreement. The actual number of Ordinary Shares we issue to Shakawe may be greater or less than the number registered, and if it is greater we will be required to file one or more additional registration statements before Shakawe may resell the excess. See “Risk Factors—The Commitment Shares, including the True-Up Commitment Shares, will be substantially dilutive, and the number is not fixed” and “The September 2026 PIPE” in the Prospectus.

On October 30, 2026, we entered into a Leak-Out Agreement and a Standstill Waiver and Commitment Share True-Up Letter Agreement with Shakawe. Under the Leak-Out Agreement, Shakawe and its trading affiliates may not sell or transfer Commitment Shares, including True-Up Commitment Shares, on any trading day in excess of 10% of that day’s trading volume of our Ordinary Shares. Under the Letter Agreement, we agreed to an additional true-up of the Commitment Shares on the 60th calendar day after the effective date of the registration statement and to register the True-Up Commitment Shares. See “Recent Developments” in this prospectus supplement.

Subject to the terms and conditions of the Equity Purchase Agreement, the Company has the right, from time to time at its discretion, during the period commencing on September 14, 2026 and ending on the earlier of (i) the date on which the ELOC Investor has purchased Ordinary Shares under the Equity Purchase Agreement equal to the US$250,000,000 maximum commitment amount, (ii) September 14, 2029 (the date that is 36 months after the execution date of the Equity Purchase Agreement) and (iii) termination of the Equity Purchase Agreement in accordance with its terms, to direct the ELOC Investor to purchase a specified number of Ordinary Shares (each such sale, a “Regular Put”) by delivering written notice to the ELOC Investor by e-mail received on or after 4:00 p.m. and prior to 6:30 p.m., New York City time, on a Trading Day (each, a “Regular Put Notice”).

The Ordinary Shares purchased pursuant to a Regular Put will be purchased at a price equal to 95% of the lowest daily VWAP of the Ordinary Shares during the three (3) consecutive Trading Days immediately following the applicable Put Date. The number of Ordinary Shares subject to any intraday put may not exceed 4.99% of the issued and outstanding Ordinary Shares on the date of the applicable notice, unless waived by the ELOC Investor. In addition, the Company may not issue, and the ELOC Investor is not obligated to purchase, Ordinary Shares under the Equity Purchase Agreement to the extent that, after giving effect to such issuance, the ELOC Investor together with its affiliates would beneficially own more than 4.99% of the then-outstanding Ordinary Shares.

We are not selling any securities under the Prospectus and will not receive any of the proceeds from the sale of Ordinary Shares by the Selling Shareholder. However, we may receive up to US$250,000,000 in aggregate gross proceeds from sales of Ordinary Shares that we may elect to make to Shakawe pursuant to the Equity Purchase Agreement after the date of the Prospectus. See “The September 2026 PIPE” and “Use of Proceeds” in the Prospectus.

The Company will control the timing and amount of any sales of Ordinary Shares to the ELOC Investor under the ELOC. Actual sales of the Ordinary Shares under the equity line will depend on a variety of factors to be determined by the Company from time to time, which may include, among other things, market conditions, the trading price of the Ordinary Shares and determinations by the Company as to the appropriate sources of funding for its business and operations.

The ELOC Investor is deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Put Shares and the Commitment Shares offered by the Prospectus. The Selling Shareholder may sell the Ordinary Shares described in the Prospectus in a number of different ways and at varying prices. See “Plan of Distribution” in the Prospectus. We will bear all costs, expenses and fees in connection with the registration of the Ordinary Shares. The ELOC Investor will bear all commissions and discounts, if any, attributable to its sales of Ordinary Shares.

We may amend or supplement the Prospectus from time to time, as required, to add, update or change information contained in the Prospectus, including information regarding the selling shareholders or the plan of distribution. You should rely only on the information contained in, or incorporated by reference into, the Prospectus and any applicable prospectus supplement or amendment. Before investing, you should carefully read the Prospectus and any applicable prospectus supplement or amendment, together with the documents incorporated by reference into the Prospectus and the additional information described under “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in the Prospectus.

Our Ordinary Shares are listed on the NASDAQ Capital Market under the symbol “ABTS”. On November 9, 2026, the Nasdaq Closing Price of our Ordinary Shares as reported by the NASDAQ Capital Market was $0.39.

We are not a United States operating company nor a Chinese operating company but a British Virgin Islands holding company with substantially all operations conducted by our subsidiaries based in the U.S., with limited intracompany administrative function supported by our subsidiary in mainland China. Investing in our securities being offered pursuant to the Prospectus involves a high degree of risk. You should carefully read and consider the risk factors beginning on page 17 of the Prospectus and under “Additional Risk Factors” in this prospectus supplement, and the risk factors described in the documents incorporated by reference into the Prospectus for more information before you make your investment decision.

This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus. The information contained or incorporated in the Prospectus or in any prospectus supplement is accurate only as of the date of the Prospectus, or such prospectus supplement, as applicable, regardless of the time of delivery of the Prospectus or any sale of our securities.

Neither the Securities and Exchange Commission, any United States state securities commission, the British Virgin Islands Financial Services Commission, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 10, 2026

RECENT DEVELOPMENTS

Leak-Out Agreement and Standstill Waiver and Commitment Share True-Up Letter Agreement

As previously reported, on September 14, 2026, we entered into the Equity Purchase Agreement with Shakawe, under which we agreed to pay Shakawe a commitment fee of US$7,500,000 in Ordinary Shares or pre-funded warrants in lieu thereof, subject to a true-up in the event the applicable price is then lower. On October 30, 2026, we and Shakawe entered into a Leak-Out Agreement (the “Leak-Out Agreement”) and a Standstill Waiver and Commitment Share True-Up Letter Agreement (the “Letter Agreement”), each described below. Capitalized terms used and not defined in this section have the meanings given to them in the Prospectus.

Leak-Out Agreement. Under the Leak-Out Agreement, Shakawe and its trading affiliates may not sell or otherwise transfer Leak-Out Securities on any trading day in excess of ten percent (10%) of that day’s trading volume of our Ordinary Shares on The Nasdaq Capital Market, including the pre-market and after-hours sessions and excluding sales by Shakawe, its trading affiliates and any assignees. “Leak-Out Securities” means all Commitment Shares, including all True-Up Commitment Shares. Put Shares and Ordinary Shares purchased by Shakawe in the open market are not Leak-Out Securities. The restrictions continue until Shakawe and its trading affiliates no longer hold, and are not entitled to receive, any Leak-Out Securities, unless we release them earlier. We may waive or relax the restrictions in our sole discretion. Any assignee of Leak-Out Securities must agree to the same restrictions, and sales by Shakawe, its trading affiliates and all assignees are aggregated.

Letter Agreement. Under the Letter Agreement, Shakawe waived the post-effectiveness standstill under Section 6.13 of the Equity Purchase Agreement solely to permit us to deliver put notices and to issue and sell Put Shares to Shakawe following the effectiveness of the registration statement on Form F-1 of which the Prospectus forms a part. The standstill otherwise remains in effect. In consideration of the waiver, we agreed to an additional true-up of the Commitment Shares on the sixtieth (60th) calendar day (or the next trading day if such day is not a trading day) after the effective date of the registration statement. We have agreed to register the True-Up Commitment Shares and may need to file one or more additional registration statements to ensure such registration.

The foregoing descriptions of the Leak-Out Agreement and the Letter Agreement are summaries of their material terms, do not purport to be complete and are qualified in their entirety by reference to the full text of those agreements, which are filed as Exhibits 10.1 and 10.2 to the Current Report.

Date and Status of the Prospectus

The Prospectus was declared effective on October 30, 2026. References in the Prospectus to its preliminary status or to its being subject to completion, and to the date of the Prospectus, should be read as referring to October 30, 2026.

UPDATES TO THE PROSPECTUS

Expenses Related to the Offering

This section replaces in its entirety the section of the Prospectus entitled “Expenses Related to the Offering.” Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with the offering of the Ordinary Shares covered by the Prospectus. With the exception of the SEC registration fee, all amounts are estimates.

Securities and Exchange Commission registration fee	$5,195.96
Legal fees and expenses	$271,000
Accounting fees and expenses	$12,500
Transfer agent, printing and miscellaneous expenses	$2,000
Total expenses	$290,695.96

ADDITIONAL RISK FACTORS

The following risk factors supplement the risk factors in the Prospectus.

The additional true-up of the Commitment Shares will result in further dilution, and more Ordinary Shares than are registered may become issuable.

If the price of our Ordinary Shares on the date of the additional true-up is lower than the applicable reference price, additional Commitment Shares will become issuable to Shakawe, which will dilute our existing shareholders. The Prospectus registers up to 32,327,587 Commitment Shares, assuming a True-Up Commitment Share Reference Price of US$0.232 per share. If the number of Commitment Shares that become issuable exceeds the number registered, we will be required to file one or more additional registration statements, which may not be declared effective on a timely basis or at all.

The leak-out agreement may not prevent declines in the price of our Ordinary Shares.

The Leak-Out Agreement limits sales by Shakawe and its trading affiliates of Commitment Shares to 10% of daily trading volume, but it does not apply to Put Shares or to Ordinary Shares purchased in the open market, and we may waive or relax the restrictions in our sole discretion. Sales of Commitment Shares at the permitted rate, or the perception that such sales may occur, could depress the market price of our Ordinary Shares.

We may not be able to sell Put Shares to Shakawe while the closing price of our Ordinary Shares is below US$1.00 per share.

Under the Equity Purchase Agreement, a Regular Put Notice is deemed withdrawn if the closing price of our Ordinary Shares on the trading day the notice is received is less than US$1.00 per share, unless Shakawe waives that requirement. On November 9, 2026, the closing price of our Ordinary Shares was US$0.39. Shakawe has no obligation to waive the requirement. Unless Shakawe waives it or the price of our Ordinary Shares recovers, we may be unable to sell Put Shares to Shakawe, and we may not receive the proceeds we expect from the Equity Purchase Agreement.

ANNEX A

Current Report on Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 333-256665

ABITS GROUP INC

Level 24 Lee Garden One 33 Hysan

Avenue Causeway Bay Hong Kong SAR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreements

Leak-Out Agreement and Standstill Waiver and Commitment Share True-Up Letter Agreement

As previously reported, on September 14, 2026, Abits Group Inc, a British Virgin Islands business company (the “Company”), entered into an Equity Purchase Agreement (the “Equity Purchase Agreement”) with Shakawe Capital LLC, a Wyoming limited liability company (the “Investor”), under which the Company agreed to pay the Investor a commitment fee of US$7,500,000 (the “Commitment Fee”) in Ordinary Shares or pre-funded warrants in lieu thereof (such Ordinary Shares or pre-funded warrants, the “Commitment Shares”), subject to a true-up in the event the applicable price is then lower (any additional Commitment Shares so issued, “True-Up Commitment Shares”).

On October 30, 2026, the Company and the Investor entered into a Leak-Out Agreement (the “Leak-Out Agreement”) and a Standstill Waiver and Commitment Share True-Up Letter Agreement (the “Letter Agreement”), each described below. Capitalized terms used and not defined in this report have the meanings given to them in the Equity Purchase Agreement.

Leak-Out Agreement

Under the Leak-Out Agreement, the Investor and its trading affiliates may not sell or otherwise transfer Leak-Out Securities on any trading day in excess of ten percent (10%) of that day’s Ordinary Share trading volume on The Nasdaq Capital Market, including the pre-market and after-hours sessions and excluding sales by the Investor, its trading affiliates and any assignees. “Leak-Out Securities” means all Commitment Shares, including all True-Up Commitment Shares. Ordinary Shares purchased by the Investor under the Equity Purchase Agreement (“Put Shares”) or in the open market are not Leak-Out Securities.

The restrictions continue until the Investor and its trading affiliates no longer hold, and are not entitled to receive, any Leak-Out Securities, unless the Company releases them earlier. The Company may waive or relax the restrictions in its sole discretion. Any assignee of Leak-Out Securities must agree to the same restrictions, and sales by the Investor, its trading affiliates and all assignees are aggregated.

Letter Agreement

Under the Letter Agreement, the Investor waived the post-effectiveness standstill under Section 6.13 of the Equity Purchase Agreement solely to permit the Company to deliver put notices and to issue and sell Put Shares to the Investor following the effectiveness of the Company’s resale registration statement on Form F-1 (the “Registration Statement”). The standstill otherwise remains in effect. In consideration of the waiver, the Company agreed to an additional true-up of the Commitment Shares on the sixtieth (60th) calendar day (or the next trading day if such day is not a trading day) after the effective date of the Registration Statement. The Company has agreed to register the True-Up Commitment Shares and may need to file one or more additional registration statements to ensure such registration.

The foregoing descriptions of the Leak-Out Agreement and the Letter Agreement are summaries of their material terms, do not purport to be complete and are qualified in their entirety by reference to the full text of those agreements, which are filed as Exhibits 10.1 and 10.2 to this report and are incorporated herein by reference.

Exhibits

Exhibit No.	Description

10.1	Leak-Out Agreement, dated October 30, 2026, between Abits Group Inc and Shakawe Capital LLC.

10.2	Standstill Waiver and Commitment Share True-Up Letter Agreement, dated October 30, 2026, between Abits Group Inc and Shakawe Capital LLC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABITS GROUP INC

Date: November 2, 2026	By:	/s/ Stephen Faucetta
	Name:	Stephen Faucetta
	Title:	Chief Executive Officer